UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

==========================

SEC FILE NUMBER 000-27783
==========================

CUSIP NUMBER
==========================

                           NOTIFICATION OF LATE FILING


(Check One): (x) Form 10-KSB ( ) Form 20-F ( )Form 11-K ( )Form 10-Q
             ( ) Form N-SAR


For Period Ended: December 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

NATHANIEL ENERGY CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

4871 Mesa Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Castle Rock, Colorado  80104
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  a)   The reasons described in reasonable detail in Part III of this form could not be eliminated (without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On Form 8-K the Registrant reported a change in its independent auditor on March 11, 2003. Due the change in auditors twenty days prior to the due date of the 2002 Annual Report on Form 10-KSB, the Registrant allowed insufficient time for the new auditor to complete the 2002 audit of the Registrant's financial statements.


PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


          Stanley Abrams              303                      419-2999
          --------------              ---                      --------
     Chief Executive Officer
             (Name)               (Area Code)              (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). (X)Yes ( )No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )Yes ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Nathaniel Energy Corporation
                          ----------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2003       By: /s/ Stanley Abrams, Chief Executive Officer
      -------------            -------------------------------------------------

Date: April 1, 2003       By: /s/ Russell "Gene" Bailey, Chief Financial Officer
      -------------           --------------------------------------------------

Abrams & Company, P.C.
Greater Than Accounting


April 1, 2003


Securities and Exchange Commission
Washington, DC 20549

Dear Gentlemen:

Our client, Nathaniel Energy Corporation, is requesting a 15 day extension to file their 10KSB for the year ended December 31, 2002.

The extension request is made as a result of the registrant recently appointing our firm as their certified public accountants. As our appointment was recent, we were unable to complete the audit process.



Sincerely


/s/  Abrams and Company, P.C.

Abrams and Company, P.C.




Certified Public Accountants
Suite 4 South
One Huntington Quadrangle
Melville, NY 1175\47-4406
T (631) 454-9393
F (631) 454-6228